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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25         SEC FILE NUMBERS
                                                  II-A: 0-16388
                                                  II-B: 0-16405
                      NOTIFICATION OF LATE FILING II-C: 0-16981
                                                  II-D: 0-16980
                                                  II-E: 0-17320
                                                  II-F: 0-17799
                                                  II-G: 0-17802
                                                  II-H: 0-18305
(Check One):
     X Form 10-K405    Form 20-F   Form 11-K    Form 10-Q   Form N-SAR
    ---             ---         ---          ---         ---
          For Period Ended:   12/31/95
                               --------
          (   ) Transition Report on Form 10-K
          (   ) Transition Report on Form 20-F
          (   ) Transition Report on Form 11-K
          (   ) Transition Report on Form 10-Q
          (   ) Transition Report on Form N-SAR
          For the Transition Period Ended:
           -------------------------------------
Read Instructions (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrants:
Geodyne Energy Income Limited Partnership II-A
Geodyne Energy Income Limited Partnership II-B
Geodyne Energy Income Limited Partnership II-C
Geodyne Energy Income Limited Partnership II-D
Geodyne Energy Income Limited Partnership II-E
Geodyne Energy Income Limited Partnership II-F
Geodyne Energy Income Limited Partnership II-G
Geodyne Energy Income Limited Partnership II-H

Address of Principal Executive Office (Street and Number):
Two West Second Street, Tulsa, OK  74103

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

  X    (a)  The reasons described in reasonable detail in Part III
-------     of this form could not be eliminated without
            unreasonable effort or expense;
  X    (b)  The subject annual report on Form 10-K will be filed
-------     on or before the fifteenth calendar day following the
            prescribed due date; and
       (c)  The accountant's statement or other exhibit required by
            Rule 12(b)-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

The General Partner is responsible for the preparation and filing of annual reports for 26 other partnerships. Thirteen (13) of these partnerships are required to file Forms 10-K405 via EDGAR, all on the same due date. The preparation of this large number of reports for EDGAR filing has created administrative difficulties for the accounting and legal staff of the general partner to prepare and file all of these reports via EDGAR simultaneously.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Annabel M. Jones, 918-591-1006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
            X   YES          NO
         -------      -------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
     the subject report or portion thereof?        X   YES        NO
                                                 -----     ------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons
why a  reasonable  estimate of  the results  cannot be  made.      SEE
ATTACHMENT 1A
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            Geodyne Energy Income Limited Partnership II-A
            Geodyne Energy Income Limited Partnership II-B
            Geodyne Energy Income Limited Partnership II-C
            Geodyne Energy Income Limited Partnership II-D
            Geodyne Energy Income Limited Partnership II-E
            Geodyne Energy Income Limited Partnership II-F
            Geodyne Energy Income Limited Partnership II-G
            Geodyne Energy Income Limited Partnership II-H
             (Name of Registrant as Specified in Charter)

have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

                                Geodyne Properties, Inc.
                                General Partner

Date: March 29, 1996              //s// Dennis R. Neill
                                -----------------------------
                                   (Signature)
                                By:   Dennis R. Neill,
                                      Senior Vice President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

INTENTIONAL MISTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             ATTACHMENT 1A

     Effective October 1, 1995, the Partnerships adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long Lived Assets and Assets Held for Disposal," which is intended to establish more consistent accounting standards for measuring the recoverability of long-lived assets. SFAS No. 121 requires successful efforts companies, like the Partnerships, to evaluate the recoverability of the carrying costs of their proved oil and gas properties for each field, rather than for the Partnerships' properties as a whole as previously allowed by the Securities and Exchange Commission. As a result of the Partnerships' adoption of SFAS No. 121, the Partnerships recorded a non-cash charge against earnings (impairment provision) during the fourth quarter of 1995 as follows:

               Partnership         Amount
               -----------         ------

               II-A                $994,919
               II-B                 450,601
               II-C                 245,324
               II-D                 370,172
               II-E                 465,045
               II-F                 312,270
               II-G                 839,228
               II-H                 259,808

     Impairment provisions do not impact the Partnerships' cash flows from operating activities; however, they do impact the amount of General Partner and Limited Partner capital.
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